Exhibit 12.1
IKON Office Solutions, Inc
Ratio of Earnings to Fixed Charges

	Fiscal Year Ended September 30
	2007	2006	2005	2004	2003	12/31/07	12/31/06

Earnings:
Income from continuing operations	114,487	106,249	73,195	88,309	127,406	14,973	27,337
Add:
Provision for income taxes	48,947	51,669	31,755	30,308	77,544	11,975	12,546
Fixed charges	90,940	99,007	118,140	171,878	232,028	22,660	22,404

Earnings, as adjusted (A)	254,374	256,925	223,090	290,495	436,978	49,608	62,287

Fixed charges:
Interest expense*	56,804	62,239	78,689	140,733	198,617	15,064	13,870
Estimated interest component of rental expense **	34,136	36,768	39,451	31,145	33,411	7,596	8,534

Total fixed charges (B)	90,940	99,007	118,140	171,878	232,028	22,660	22,404

Ratio (A)/(B)	2.8	2.6	1.9	1.7	1.9	2.2	2.8

*	Interest expense includes interest on both corporate and non-corporate debt

**	Estimated interest component approximates one-third of rental expense